

December 5, 2023

Fu Xiaowei
Chief Executive Officer
YY Group Holding Ltd.
60 Paya Lebar Road
#05-43 Paya Lebar Square
Singapore 409051

> **Re: YY Group Holding Ltd.**
> **Registration Statement on Form F-1**
> **Filed November 13, 2023**
> **File No. 333-275486**

Dear Fu Xiaowei:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form F-1 filed November 13, 2023

Capitalization, page 29

1. We note the change of $4.065 million between the actual share capital amount of $2.764 million and the pro forma as adjusted share capital amount of $6.829 million as of June 30, 2023 appears to be inconsistent with the net proceeds of the offering of $4.79 million as disclosed on page 28. Please clarify or revise.

Dilution, page 31

2. Please reconcile the underwriting discounts, commissions and estimated offering expenses of $1.805 presented here ($0.315 million plus $1.49 million) to that as presented on page 28 of $1.96 million.

3. Please provide to us your calculation of historical net tangible book value, historical net tangible book value per share, pro forma net tangible book value, and pro forma net

tangible book value per share. Further, please revise your disclosure to include historical net tangible book value.

YY Group Holding Limited and Its Subsidiaries

Notes to Unaudited Interim Condensed Consolidated Financial Statements

2. Revision of Prior Period Financial Statements, page F-48

4.   Please revise your disclosure to state the financial statements have been restated not revised in accordance with ASC 250-10-50-7.

Exhibit 5.1

5.   Please revise to include an opinion on the legality of the shares being offered for resale. Also delete as inappropriate the assumption in Section 2.5(a) regarding the authority of the Company signatories and the assumption in Section 2.8 that the Company has executed the relevant documents.

Exhibit 5.2

6.   We note that the fifth paragraph limits the opinion to "the Securities Act and the rules and regulations of the SEC promulgated thereunder"; please revise to opine on the laws of the relevant jurisdiction(s). Also delete as inappropriate the assumption in section (iii) of the third paragraph that the Company has authorized, executed, delivered and performed all relevant documents.

Resale Prospectus, page Alt-i

7.   Please revise the cover page of the resale prospectus to disclose, as you do on the cover page of the primary prospectus, the nature of your capital structure, the disparate voting rights of the two classes of ordinary shares, your status as a controlled company, the ownership/voting power of Mr. Fu Xiaowei, and the consequences of such ownership/voting power.

8.   We note your disclosure that shares sold by the selling stockholder prior to your stock being listed will be "at an assumed price between US$4.00 and US$5.00." However, we also note that no shares will be sold by the selling stockholder "until the Class A Ordinary Shares sold in [y]our initial public offering begin trading on the Nasdaq." Please revise for consistency and accuracy; state, if true, that the resale offering is contingent on the listing of your Class A Ordinary Shares on the Nasdaq and that the resale offering will not begin until such listing occurs.

9.   Please revise the cover page of the resale prospectus to state that you are offering 1,500,000 Class A Ordinary Shares in an underwritten initial public offering. State, if true, that the resale offering will not occur in the event you do not consummate the initial public offering.

Fu Xiaowei
YY Group Holding Ltd.
December 5, 2023
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        Please contact Amy Geddes at 202-551-3304 or Angela Lumley at 202-551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services